Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8 No. 333-           ) pertaining to the Restricted Stock Award Agreements of Warner Music Group Corp. and to the incorporation by reference therein of our reports dated March 10, 2005 (except as to Note 26 as to which the date is May 9, 2005), with respect to the consolidated and combined financial statements of Warner Music Group Corp. as of September 30, 2004 and November 30, 2003 (Predecessor) and for the seven months ended September 30, 2004, three months ended February 29, 2004 (Predecessor) and each of the two years ended November 30, 2003 (Predecessor).

/s/ Ernst & Young LLP

August 26, 2005

New York, New York